EXHIBIT 99.2

NEWS RELEASE


  THIRD PARTY APPRAISER DETERMINES PRIVATE MARKET VALUE FOR LIN


FOR RELEASE:  Tuesday, March 7, 1995

     NEW YORK - AT&T and McCaw Cellular today said that the investment banking firm of Wasserstein Perella & Co. has determined that its view of the private market value of LIN
Broadcasting, as defined under an earlier agreement between McCaw and LIN, is $127.50 per share.

     The agreement, reached in 1989 when McCaw acquired a controlling interest in LIN, gives McCaw the right to purchase the remaining 48 percent of LIN at this price. McCaw has 45 days to decide if it will proceed with the acquisition.

     Under the valuation agreement, private market value is defined as the price per share, including control premium, that an unrelated third party would pay if it were to acquire all the outstanding shares of LIN, including McCaw's holdings, in an arm's-length transaction. The agreement also assumes that the company was being sold in a manner designed to attract all possible participants and to maximize shareholder value.

     As previously announced, Morgan Stanley & Co., Incorporated, appointed by McCaw, determined the private market value of LIN as $105 per share, whereas the appraisers retained by the LIN independent directors valued it at $155 per share. Because the appraisals were more than 10 percent apart, the agreement called for a third investment bank to determine its view of the private market value.

     AT&T and McCaw said they will now evaluate the final price and make a determination as to whether McCaw will offer to acquire LIN's public shares.

     If McCaw decides not to proceed with the acquisition, the agreement calls for McCaw to offer all of LIN for sale under the direction of the independent directors. Any such sale would also be subject to the approval of the LIN public shareholders.

     LIN has a total of about 53.3 million shares on a fully diluted basis, including those owned by McCaw.

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